[Form of Press Release]

                                                         (a)(13)

FOR IMMEDIATE RELEASE:
April 6, 1998

               SIEBE PLC SUCCESSFULLY COMPLETES TENDER OFFER
                         FOR WONDERWARE CORPORATION

     United Kingdom-based Siebe plc ("Siebe") announced today the successful completion of its tender offer for all the outstanding shares of common stock, and associated preferred stock purchase rights (collectively, the "Shares"), of Wonderware Corporation ("Wonderware") (NASDAQ:WNDR). The Offer was made through WDR Acquisition Corp., an indirect wholly owned subsidiary of Siebe. The Offer had expired at 12:00 midnight, New York City time, on Friday, April 3, 1998, by which time approximately 13,470,677 Shares had been tendered. This represented more than 94.0 percent of the outstanding Shares of Wonderware. Siebe will accept for payment all the Shares tendered at the tender offer price of $24.00 per share.

     Siebe is one of Britain's largest diversified engineering and electronics groups, incorporating over 200 companies and employing over 50,000 people worldwide. The Group designs and manufactures temperature and appliance controls, process automation and control systems, and industrial equipment. Siebe's Control Systems division is a world leader in the commercial building, factory and process automation and systems markets.

     Founded in 1987, Wonderware pioneered Microsoft Windows-based software for developing industrial automation applications. Wonderware's
FactorySuite(TM) product line is an integrated suite of easy-to-use software tools for creating factory applications and provides one of the broadest ranges of functionality available on the market today.

     For more information, contact: Siebe plc, Barry Francis, Group Public Relations Director, Telephone: (+44) 1753-855-411; D.F. King & Co., Inc., Thomas A. Long, Telephone: (212) 493-6920; Taylor Rafferty Associates, James P. Prout, (212) 889-4350.